THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Non... 11000, THAILAND
Tel. (66) 2591-0736 to 49, ...
www.thaicom.net, www.ipst...

09047121

RECEIVED
2009 OCT 20 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Ref. No. TC 344/2009

September 25, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (File No. 82-4827), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 037/2009**

  Subject: Promulgation of the Information and Documents for the Extraordinary General Meeting of Shareholders No. 1/2009 posted on the Company's Website.Date:

  Date: September 25, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dw 10/20

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
September 25, 2009

RECEIVED
2009 OCT 20 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TC-CP 037/2009

September 25, 2009

Subject: Promulgation of the Information and Documents for the Extraordinary General Meeting of Shareholders No. 1/2009 posted on the Company's Website.

To: The President
The Stock Exchange of Thailand

Pursuant to the resolution of the Board of Directors Meeting of THAICOM Public Company Limited (the Company) No.7/2009 held on September 9, 2009 that the Extraordinary General Meeting of Shareholders No. 1/2009 shall be convened on 14 October 2009 at 13.00 o'clock at Lert Wanalai Ballroom, Swissotel Nai Lert Park Bangkok, No.2 Wireless Road, Pathumwan, Bangkok 10330 to consider matters in accordance with the agenda as previously informed to the SET.

Please be informed that all information and supporting documents of the Extraordinary General Meeting of Shareholders No. 1/2009 have been posted and accessible on the Company's website at http://www.thaicom.net from September 24, 2009 onwards. Please further be noted that the referred documents shall be delivered to shareholders whose names appear in the share registration book as of September 25, 2009.

Please be informed accordingly.